Exhibit 21.1

3D Systems Corporation

List of Subsidiaries at December 31, 2007

The following table sets forth the name and state or other jurisdiction of incorporation of the Company’s subsidiaries. Except as otherwise indicated, each subsidiary is owned, directly or indirectly, by the Company.

Jurisdiction of
Name	Incorporation

3D Canada Company	Canada
3D Holdings, LLC	Delaware
3D Systems S.A.	Switzerland
3D Systems, Inc.	California
3D Systems Europe Ltd.	United Kingdom
3D Systems GmbH	Germany
3D Systems France SARL	France
3D Systems Italia S.r.l.	Italy
3D Capital Corporation	California
3D Systems Asia Pacific, Ltd.	California
3D European Holdings Ltd.	United Kingdom
3D Systems Solid Imaging S.A.	Spain
OptoForm LLC*	Delaware
3D Systems Japan K.K.	Japan
333 Three D Systems Circle, LLC	Delaware

*	OptoForm is inactive and the Company directly or indirectly owns 60% of the outstanding interests.